UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.  Name and Address of Reporting Person

    Basil P. Regan
    c/o Regan Partners, L.P.
    6 East 43rd St.
    New York, New York 10017

2.  Issuer Name and Ticker or Trading Symbol

    Hanover Direct, Inc.
    HNV

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year

    6/98

5.  If Amendment, Date of Original (Month/Year)
    7/10/98

6. Relationship of Reporting Person(s)to Issuer (Check all applicable)
    (  ) Director  (X) 10% Owner  (  ) Officer (give title below)
    ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)
      X    Form filed by One Reporting Person
           Form filed by More than One Reporting Person

                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common                6/4/98          P                   50,000    A  $3
Common                6/4/98          P                   50,000    A   2.9375
Common                6/5/98          P                   50,000    A   2.9375
Common                6/8/98          P                   25,300    A   2.9375
Common                6/9/98          P                   24,700    A   2.9375
Common                6/10/98         P                   50,000    A   2.9375
Common                6/11/98         P                   50,000    A   2.875
Common                6/11/98         P                   25,000    A   2.9375
Common                6/12/98         P                   25,000    A   2.806
Common                6/12/98         P                   60,300    A   2.755
Common                6/15/98         P                   50,000    A   2.75
Common                6/16/98         P                   44,100    A   2.8125
Common                6/17/98         P                   50,000    A   2.75
Common                6/17/98         P                   25,000    A   2.805
Common                6/18/98         P                   25,000    A   2.8125
Common                6/18/98         P                      400    A   2.75
Common                6/19/98         P                   39,600    A   2.75
Common                6/24/98         P                    6,500    A   2.725
Common                6/25/98         P                    5,900    A   2.8125
Common                6/29/98         P                   50,000    A   3
Common                6/29/98         P                   34,800    A   2.998
Common                6/30/98         P                  100,000    A   3.125
Common                6/30/98         P                  100,000    A   3.375
Common                6/30/98         P                  200,000    A   3.25
Common                6/30/98         P                  575,000    A   3.171
Common                6/30/98         P                  750,000    A   3.0625
Common                6/30/98         P                  700,000    A   3.198           28,827,400*   I            General Partner
                                                                                                                   or Principal
                                                                                                                   of Investment
                                                                                                                   Manager


                                                                                           448,100    D

---------------------------------------------------------------------------------------------------------------------------------

                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|

                   |             |            |      |     |        |        |         |         |        |            |
                   l             l            l      l     l        l        l         l         l        l            l


|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |

Explanation of Responses:

* The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.


Basil P. Regan

 /s/ Basil P. Regan          July 31, 1998
__________________________   _________________


**    Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.

































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